UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          KRISPY KREME DOUGHNUTS, INC.
 -------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 North Carolina                          56-2169715
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(State of incorporation or organization)   (I.R.S. Employer Identification No.)


370 Knollwood Street, Winston Salem, North Carolina            27103
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     (Address of principal executive offices)                (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                Name of each exchange on which
    to be so registered                each class is to be registered
    -------------------                ------------------------------

Common Stock, no par value                 New York Stock Exchange
Preferred Share Purchase Rights            New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act Registration Statement file number to which this Form relates (if applicable):

Securities to be registered pursuant to Section 12(g) of the Act:

Not Applicable


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ITEM 1. Description of Registrant's Securities To Be Registered.

     The Registrant's Articles of Incorporation authorize the issuance of up to 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. As of the April 10, 2001, there were 26,697,794 shares of Common Stock outstanding.

     The Registrant's Common Stock (and the attached Preferred Share Purchase Rights) commenced trading on the Nasdaq National Market under the symbol KREM on April 5, 2000. The Registrant's Common Stock (and the attached Preferred Share Purchase Rights) have been approved for listing, and will begin trading, on the New York Stock Exchange on May 17, 2001 under the symbol KKD.

Common Stock

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably any dividends that may be declared by the Registrant's board of directors out of funds legally available for dividends, subject to any preferential dividend rights of outstanding Preferred Stock. If the Registrant liquidates, dissolves or winds up, the holders of Common Stock are entitled to receive ratably all of the Registrant's assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights or any rights to share in any sinking fund. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Registrant may designate and issue in the future.

Preferred Stock

     The Registrant's Articles of Incorporation authorize the issuance of up to 10,000,000 shares of Preferred Stock from time to time in one or more series and with terms of each series stated in the Registrant's board's resolutions providing for the designation and issue of that series. The Registrant's Articles of Incorporation also authorize the board of directors to determine the dividend, voting, conversion, redemption and liquidation preferences, rights, privileges and limitations pertaining to each series of Preferred Stock that the Registrant issues. Without seeking any shareholder approval, the Registrant's board of directors may issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of the Registrant's Common Stock and could have the effect of delaying, deferring or preventing a change in control. Other than the issuance of the series of Preferred


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Stock previously authorized by the board of directors in connection with the
Shareholder Rights Plan described below, the Registrant has no present plans to issue any shares of Preferred Stock.

Anti-Takeover Provisions of the Registrant's Articles of Incorporation, Bylaws and Shareholder Rights Plan

     The rights of the Registrant's shareholders are governed by provisions in the Registrant's Articles of Incorporation, Bylaws and Shareholder Rights Plan that are intended to affect any attempted change in control. The Registrant's Articles of Incorporation opt the Registrant out of some provisions of North Carolina law that would otherwise affect attempted changes in control of the Registrant.

Classification of directors

     The Registrant's Bylaws provide that the Registrant's board of directors consists of not more than 15 nor less than nine members. The board of directors has the power to set the authorized number of directors by majority vote of the whole board within those limits. The board currently consists of eleven directors, two of whom are employed by the Registrant and four of whom are franchisees of the Registrant. The Registrant's Bylaws also divide the board into three classes serving staggered three-year terms. The classification of directors could prevent a shareholder, or group of shareholders, having majority voting power, from obtaining control of the Registrant's board until the second annual shareholders' meeting following the date that the shareholder, or group of shareholders, obtains majority voting power. Thus, this provision may discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Registrant.

Advance notice provisions

     The Registrant's Bylaws provide that shareholders must provide timely notice in writing to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders. Notice for an annual meeting is timely if the Registrant's Secretary receives the written notice not less than 40 days prior to the scheduled annual meeting. If less than 50 days notice of the meeting is given or made by the Registrant to the shareholders, a shareholder's notice will be timely if received by the Registrant's Secretary on the tenth day following the date such notice was given or made.

     The Bylaws also specify the form and content of a shareholder's notice. These provisions may prevent shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.


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Shareholder Rights Plan

     The Registrant's board of directors has declared a dividend of one Preferred Share Purchase Right for each share of the Registrant's Common Stock. Each Preferred Share Purchase Right entitles the registered holder to purchase from the Registrant one one-hundredth (1/100) of a share of the Registrant's Series A Participating Cumulative Preferred Stock, $1.00 par value per share, at a price of $96.00 per one one-hundredth of a Series A Preferred Share. The exercise price and the number of Series A Preferred Shares issuable upon exercise are subject to adjustments from time to time to prevent dilution. The Preferred Share Purchase Rights are not exercisable until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons--referred to as an acquiring person--have acquired beneficial ownership of 15% or more of the Registrant's outstanding Common Stock or (2) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in an acquiring person beneficially owning 15% or more of the Registrant's outstanding shares of Common Stock.

     If the Registrant is acquired in a merger or other business combination, or if 50% or more of the Registrant's consolidated assets or earning power is sold after a person or group has become an acquiring person, proper provision will be made so that each holder of a Preferred Share Purchase Right--other than Preferred Share Purchase Rights beneficially owned by the acquiring person, which will thereafter be void--will have the right to receive, upon exercise of the Preferred Share Purchase Right at the then current exercise price, the number of shares of Common Stock of the acquiring company which at the time of the transaction have a market value of two times the Preferred Share Purchase Right exercise price. If any person or group becomes an acquiring person, proper provision shall be made so that each holder of a Preferred Share Purchase Right--other than Preferred Share Purchase Rights beneficially owned by the acquiring person, which will thereafter be void--will have the right to receive upon exercise, and without paying the exercise price, the number of shares of the Registrant's Common Stock with a market value equal to the Preferred Share Purchase Right exercise price.

     Series A Preferred Shares purchasable upon exercise of the Preferred Share Purchase Rights will not be redeemable. Each Series A Preferred Share will be entitled to a minimum preferential dividend payment of $1.00 per share and will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event the Registrant liquidates, the holders of the Series A Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Series A Preferred Share will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Com-


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mon Stock are exchanged, each Series A Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Before the date the Preferred Share Purchase Rights are exercisable, the Preferred Share Purchase Rights may not be detached or transferred separately from the Common Stock. The Preferred Share Purchase Rights will expire on January 18, 2010, unless that expiration date is extended or unless the Preferred Share Purchase Rights are redeemed or exchanged by the Registrant. At any time before an acquiring person acquires beneficial ownership of 15% or more of the Registrant's outstanding Common Stock, the Registrant's board of directors may redeem the Preferred Share Purchase Rights in whole, but not in part, at a price of $.001 per Preferred Share Purchase Right. Immediately upon any Preferred Share Purchase Rights redemption, the exercise rights terminate, and the holders will only be entitled to receive the redemption price. A more detailed description and terms of the Preferred Share Purchase Rights are set forth in a rights agreement between the Registrant and Branch Banking and Trust Company, as rights agent. This rights agreement could have the effect of discouraging tender offers or other transactions that might otherwise result in the Registrant's shareholders receiving a premium over the market price for their Common Stock.

Director removal and vacancies

     A director may be removed only with cause by the vote of the holders of a two-thirds majority of the shares entitled to vote for the election of directors. The Registrant's Bylaws generally provide that any board vacancy may be filled by a majority of the remaining directors, even if less than a quorum, which is normally a majority of the authorized number of directors. A vacancy resulting from an increase in the authorized number of directors may only be filled by the shareholders at an annual or special meeting.

Ability to consider other constituencies

     The Registrant's Articles of Incorporation permit the Registrant's board of directors, in determining what is believed to be in the best interest of the Registrant, to consider the interests of the Registrant's employees, customers, suppliers and creditors, the communities in which the Registrant's offices or other facilities are located and all other factors the Registrant's directors may consider pertinent, in addition to considering the effects of any actions on the Registrant and the Registrant's shareholders. Pursuant to this provision, the Registrant's board of directors may consider many judgmental or subjective factors affecting a proposal, including certain non-financial matters. On the basis of these considerations, the Registrant's board may oppose a business combination or other transaction which, viewed ex-


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clusively from a financial perspective, might be attractive to some, or even a majority, of the Registrant's shareholders.

Indemnification and Limitations on Liability of Directors and Officers

     The Registrant's Bylaws provide for indemnification of directors to the fullest extent permitted by North Carolina law. The Articles of Incorporation, to the extent permitted by North Carolina law, eliminate or limit the personal liability of directors to the Registrant and its shareholders for monetary damages for breach of the duty of care. To the extent that limitation of liability or indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling the Registrant under the foregoing provisions, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. The Registrant's Bylaws also allow the Registrant to indemnify the Registrant's officers, employees, agents and other persons to the fullest extent permitted by North Carolina law. The Registrant's Bylaws obligate the Registrant, under certain circumstances, to advance expenses to the Registrant's directors, officers, employees and agents in defending an action, suit or proceeding for which indemnification may be sought. The Registrant can also indemnify someone serving at the Registrant's request as a director, officer, trustee, partner, employee or agent of one of the Registrant's subsidiaries or of any other organization against these liabilities.

     The Registrant's Bylaws also provide that the Registrant has the power to purchase and maintain insurance on behalf of any person who is or was one of the Registrant's directors, officers, employees or agents against any liability asserted against that person or incurred by that person in these capacities, whether or not the Registrant would have the power to indemnify that person against these liabilities under North Carolina law. The Registrant maintains insurance on behalf of all of the Registrant's directors and executive officers.

Other Matters

     Branch Banking and Trust Company is the transfer agent and registrar for the Registrant's Common Stock.


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ITEM 2. Exhibits.

3.1  Articles of Incorporation of the Registrant (incorporated by reference to
     Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Commission File No. 333-92909), filed with the Commission on December 16, 1999 and Exhibit 4.2 to the Registrant's Registration Statement on Form S-8 (Commission File No. 333-47326) filed with the Commission on October 4,
     2000)

3.2 Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (Commission File No. 333-92909), filed with the Commission on December 16, 1999)

4.1  Form of Certificate for Common Stock (incorporated by reference to Exhibit
     4.1 to the Registrant's Amendment No. 4 to Registration Statement on Form S-1 (Commission File No. 333-92909), filed with the Commission on April 3,
     2000)

4.2 Rights Agreement between the Registrant and Branch Banking and Trust Company, as Rights Agent, dated as of January 18, 2000 (incorporated by reference to Exhibit 4.2 to the Registrant's Amendment No. 4 to Registration Statement on Form S-1 (Commission File No. 333-92909), filed with the Commission on April 3, 2000)



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Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


May 10, 2001                      KRISPY KREME DOUGHNUTS, INC.
                                  (Registrant)


                                  By: /s/ John W. Tate
                                      ---------------------------------------
                                      Name:  John W. Tate
                                      Title: Chief Financial Officer